EX.99.3 NR 31May13

PRESS RELEASE
CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE May 31, 2013
CANADIAN ZINC RAISES US$10.0 MILLION SELLS 1.2% NSR ROYALTY TO SANDSTORM METALS & ENERGY GRANTS SANDSTORM FIRST REFUSAL ON US$90 MILLION METAL STREAM

Vancouver, British Columbia, May 31, 2013 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to announce that it has raised US$10 million by the sale to Sandstorm Metals & Energy Ltd. (“Sandstorm”) of a 1.2% net smelter return royalty (“NSR”) on the Prairie Creek Mine.

In addition, as part of the agreement, Sandstorm has granted Canadian Zinc the option, for a period of 30 months, to repurchase 100% of the NSR without premium or penalty for US$10 million, if Canadian Zinc enters into a metal stream agreement with Sandstorm under which Sandstorm will provide Canadian Zinc with an upfront deposit of not less than US$90 million to be used to finance part of the capital cost to develop the Prairie Creek Mine.

“We are very pleased that Sandstorm has committed to participate in the financing of the development of the Prairie Creek Mine and has already made an upfront investment of US$10 million”, said John F. Kearney, President and CEO of Canadian Zinc. “We are also very pleased to have successfully raised US$10 million in a weak market for resource companies and without diluting our share capital.”

The Prairie Creek Mine is a zinc, silver and lead project located in the Northwest Territories, Canada and contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. A Pre-Feasibility Study (“PFS”) completed by SNC-Lavalin in June 2012 estimated the capital cost at $193 million, including a $33 million contingency, and indicates a pre-tax net present value of $253 million using an 8% discount rate, with an internal rate of return of 40.4% and a payback period of three years using long-term metal prices of $1.00/lb zinc, $1.00/lb lead and $26.00/oz. silver, based on the defined Mineral Reserve. The PFS does not take into consideration the Inferred Resources of 6.2 million tonnes of 14.5% zinc, 11.5% lead and 229 g/t silver, which is currently too speculative geologically to have economic considerations applied to them, however, if upgraded to measured or indicated could add to mine life.

“The intrinsic value that this royalty transaction attributes to the Prairie Creek project confirms our belief that the Prairie Creek Mine has robust economics and outstanding long-term potential”, said Trevor L. Cunningham, Vice President, Finance and CFO of Canadian Zinc. “The non-dilutive nature of an NSR or the potential metal stream is a real positive for our shareholders. As Canadian Zinc moves forward to the construction stage it is gratifying to have strong financial partners like Sandstorm.”

The Prairie Creek Project is at the final stages of permitting and it is expected that a Water Licence and Land Use Permits will be issued by the Mackenzie Valley Land and Water Board within a few weeks and submitted to the Minister of Aboriginal Affairs and Northern Development for approval.

Approximately 200 people are expected to be employed during initial construction. Canadian Zinc’s hiring policy is to give preference to qualified local residents, followed by northern residents. Training programs, some of which are currently underway, will be organized to further maximize local employment.

It is expected that the Prairie Creek Mine will generate average annual production of 60,000 tonnes of zinc concentrate containing 76 million lbs of zinc, and 60,000 tonnes of lead concentrate, containing 90 million lbs of lead. It is estimated the two concentrates will contain more than 2 million troy ounces of silver with the majority of the silver reporting to the lead concentrate.

Sandstorm has entered into a back-to-back agreement with Sandstorm Gold Ltd. (“Sandstorm Gold”) whereby Sandstorm Gold has purchased the expected silver revenue in the NSR from Sandstorm Metals for US$3.2 million.

Canadian Zinc has granted Sandstorm with a right of first refusal on any future royalty or stream financing for the Prairie Creek project.

About Sandstorm Metals & Energy

Sandstorm Metals & Energy Ltd. is the world’s first diversified streaming company. Sandstorm provides upfront financing to resource companies that are looking for capital and in return, receives a royalty or a commodity streaming agreement. Sandstorm plans to grow its production base through the acquisition of additional commodity streams and is focused on low cost operations with excellent exploration potential and strong management teams.

Sandstorm Metals & Energy Ltd. has completed royalty and commodity purchase agreements with Colossus Minerals Inc., Donner Metals Ltd., Entrée Gold Inc. and Thunderbird Energy Corp. Sandstorm Gold Ltd. has completed gold purchase or royalty agreements with Brigus Gold Corp., Colossus Minerals Inc., Donner Metals Ltd., Entrée Gold Inc., Luna Gold Corp., Magellan Minerals Ltd., Metanor Resources Inc., Mutiny Gold Ltd., Santa Fe Gold Corp., SilverCrest Mines Inc., Rambler Metals and Mining plc and Solitario Exploration & Royalty Corp.

For more information visit: www.sandstormmetalsandenergy.com

About Canadian Zinc

Canadian Zinc is a Toronto-listed exploration and development company. The Company’s key project is the 100%-owned Prairie Creek Mine, an advanced-staged zinc-lead-silver property, located in the Northwest Territories in Canada. Prairie Creek is an underground operation that will utilize multiple mining methods to access readily available ore. Canadian Zinc has the majority of the required infrastructure in place including a 1,000 tonne per day mill, 5 kilometres of underground workings and related equipment, a heavy duty and light duty surface fleet, 3 exploration diamond drills and a 1,000 metre airstrip. Canadian Zinc holds permits for the exploration and development of Prairie Creek and is moving through the final stages of the Type “A” Water License which is required to operate the mine.

Canadian Zinc also holds a 100% interest in the South Tally Pond VMS project, along with other property interests in central Newfoundland, where a successful drilling program was carried out in winter 2013.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Risk and Uncertainties

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are advised to review the discussion of risk factors associated with the Company’s business set out in the Company’s Annual Information Form for the year ended December 31, 2012, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com). The risks and uncertainties, as summarized in the Company’s MD&A and in other Canadian and U.S. filings, are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.